UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  November 7, 2007                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

--------------------------------------------------------------------------------

NEWS RELEASE                                                    NOVEMBER 7, 2007

           DRIFT DEVELOPMENT RESULTS AT TAJOS CUATES CONFIRM EXTENSION
                     OF HIGH GRADE GOLD/SILVER VEIN SYSTEM

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): Dr. Alfredo Parra, President, is pleased to advise that the Company has completed a 95 metre drift at level 976 which interesected the extension of the Tajos Cuates vein system to the northwest of the existing drift development workings. This appears to be part of the same vein system that from surface sampling and old workings is believed to extend for a further 1.5 kilometers to the northwest. A vertical raise of 8 meters was completed at the intersection of the Tajos Cuates vein which confirmed the existence of two additional parallel high grade gold/silver veins. These veins pinch and swell and are between two and eight metres apart from one another. Both parallel veins are open vertically and open along strike.

Samples were collected from the two newly discovered veins at six intervals along the raise. Many of the intervals sampled produced very high grades. Examples include:

  o Sample 12353 assayed at 14.8 grams/ton of gold and 1.14 kilograms of silver;
  o  Sample 12354 assayed at 30.6 grams of gold and 758 grams/ton of silver;
  o  Sample 12363 assayed at 8.3 grams of gold and 833 grams/ton of silver.

The total average from this eight metre raise was 3.25 grams/ton of gold and 396 grams/ton of silver. (See Table 1 and Figure 1)

Surface work has also identified two new mineralized vein systems in the Tajos Cuates area, called Tomas and El Crudo. Preliminary surface channel sampling has returned widths of 2.10 metres grading 3.7 g/t gold and 137 g/t silver from Tomas, and 0.70 metres grading 4.9 g/t gold and 106 g/t silver from El Crudo.

"These results support our decision to embark on an aggressive exploration and development program at Tajos Cuates which we are hopeful will establish a more broadly based mining complex, with the capacity to increase gold and silver production well above existing levels." commented Dr. Alfredo Parra, President.

                                  CHALATA RISE

               ---------------------------------------------
               Sample   Width     Au        Ag      Coments
                         (m)     g/t       g/t
               ---------------------------------------------
               12346    0.25     2.25       738     Qtz Vein
               12347    0.85     0.37       149     Qtz Vein
               12348    0.50     0.12        82     Rock
               12349    0.25     2.56       559     Qtz Vein
               12350    0.60     0.33       145     Qtz Vein
               12351    0.90     0.09        79     Rock
               12352    0.25     0.13       123     Qtz Vein
               12353    0.30    14.80     1,140     Qtz Vein
               12354    0.20    30.60       758     Qtz Vein
               12355    0.80     0.32       130     Rock
               12356    0.80     0.46       119     Qtz Vein
               12357    0.45    11.40     1,020     Qtz Vein
               12358    0.45     0.19       187     Rock
               12360    0.75     0.18       152     Qtz Vein
               12361    0.25     0.17       123     Rock
               12362    0.30     2.51       242     Qtz Vein
               12363    0.50     8.31       833     Qtz Vein
               12364    0.30     0.33       163     Qtz Vein
               12365    0.55     0.35       176     Qtz Vein
               12366    0.70     0.25       146     Rock
               12367    0.30     0.33       161     Rock
               12369    0.25     0.37       157     Qtz Vein
               12370    0.60     3.11       613     Qtz Vein
               12371    0.20     2.79     1,100     Qtz Vein
               12372    0.60     0.51       299     Qtz Vein
               ---------------------------------------------
               Average  0.67     3.25       396.46
               ---------------------------------------------


[GRAPHIC OMITTED][GRAPHIC OMITTED]
Sectional Longitudinal Tajos Cuates
Diagram Drawing of various levels at C/P Chalata
Please view at company website:  www.rochesterresourcesltd.com

As is typical with epithermal vein systems, grades and width vary throughout the Tajos Cuates structure. The Tajos Cuates vein system is located 1 kilometre southwest of the Florida Mine site and is a primary target in the near term to outline additional potential ore sources for the existing milling operation. The vein system is a robust low sulphidation epithermal vein which has been traced on surface over 1.8 kilometres. Known workings and one historical drill intercept has defined a vertical horizon of minimally 200 metres. The mineralization is silver-rich compared to the Florida triple vein system - a
1.70 metre wide sample collected by Victor Jaramillo P.Geo. from the Chalata Adit assayed 2.7 g/t gold and 1300 g/t silver. Three drill holes completed in 2006 provided confirmation that the mineralized vein structure continues to depth and established a base of the mineralized horizon near the 900 metre level. Drill hole No. 800-7-04 intersected 2.42 metres (estimated true width 1.5 metres) of mineralization which assayed 4.9 grams/tonne of gold and 310 grams/tonne of silver at the 915 metre elevation.

Recent work has extended road access to Tajos Cuates, and initial underground rehabilitation work is underway to allow exploration and bulk sampling of the vein system in detail. The multiple vein systems at Tajos Cuates are the primary target for expansion of our mining operations.

All assays quoted were carried out by the Durango, Mexico, branch of SGS Laboratories, a certified and independent laboratory. The exploration program is under the direction of Hector Chavez, a Mexican professional geologist who has extensive experience in Mexican epithermal deposits, and supervised by Dr. Alfredo Parra, who is a QP as defined in NI 43-101.



ON BEHALF OF THE BOARD                        Investor information contact:

/s/ Dr. Alfredo Parra                           Empire Communications Inc.
---------------------                              Tel: 1-866-841-0068
Dr. Alfredo Parra,                         Email: info@rochesterresourcesltd.com
President and CEO                         Website: www.rochesterresourcesltd.com


FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, THE COMPANY HAS NOT CONDUCTED AN INDEPENDENT FEASIBILITY STUDY ON THE MINA REAL PROJECT WHICH MAY INCREASE THE RISK THAT THE PLANNED OPERATIONS ARE NOT ECONOMICALLY VIABLE. SHOULD ANY ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD ANY UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release..